Exhibit 12.1

Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

Year ended December 31,	2016	2015	2014
Earnings:
Net earnings before income taxes	$197.3	$214.5	$291.8
Less: capitalized interest	(2.9)	(1.5)	(0.3)
Plus: fixed charges	41.1	26.5	23.3
	$235.5	$239.5	$314.8

Fixed Charges:
Interest charges	$34.1	$21.5	$20.1
Capitalized interest	2.9	1.5	0.3
Plus interest factor in operating rent expense	4.1	3.5	2.9
	$41.1	$26.5	$23.3

Ratio of earnings to fixed charges	5.73x	9.04x	13.51x